EXHIBIT A

FILING AGREEMENT DATED TO BE EFFECTIVE MAY 1, 2008

REGARDING JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that:

(i)

Each is eligible to use the Schedule 13D attached hereto;

(ii)

The attached Schedule 13D is filed on behalf of each of the undersigned; and

(iii)

Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy if the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

___/s/ James R. Musick__________ James R. Musick, individually JAMES R. MUSICK TRUST By: ___/s/ James R. Musick______ James R. Musick, Trustee